Exhibit 99.1

Mountain Province Diamonds Announces Change in Executive Leadership

Shares Issued and Outstanding: 160,173,833
TSX: MPVD
NASDAQ: MPVD

TORONTO and NEW YORK, June 8, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD, NASDAQ: MPVD) today announces that the Company and Patrick Evans, its President and Chief Executive Officer, have reached a mutual decision that Mr. Evans will depart the Company effective immediately, with David Whittle being appointed Interim President and Chief Executive Officer in his place. Mr. Evans will continue as a director of the Company. Mr. Evans will provide assistance to the Company to facilitate the transitional period.

Mr. Whittle is currently the Lead Outside Director of the Company, and has 25 years of senior executive experience in the mining industry.  He has been a director of the Company since 1997, and was President of Mountain Province's joint venture partner, Glenmore Highlands Inc., at the time of the original discovery of Gahcho Kué's 5034 kimberlite pipe in 1995.  A Canadian Chartered Professional Accountant (CPA,CA), Mr. Whittle has extensive experience in corporate finance, transactional negotiation and structuring, and operational management, with a strong background in corporate governance.

Jonathan Comerford, Chair of the Board of Directors of the Company, said, "On behalf of the Board, I would like to thank Patrick for his service as CEO of Mountain Province for the past 11 years.  He worked tirelessly to bring the Gahcho Kué project to a positive development decision, and has brought the Company to where we are today as a diamond producer and marketer.  We appreciate his efforts, and wish him the best in his future endeavors."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.3 million tonnes grading 1.57 carats per tonne for total diamond content of 53.7 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/08/c3768.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562 ext. 209, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 22:08e 08-JUN-17